UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________
FORM 11-K
______________________________

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

¬	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number 001-35385

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Astoria Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sterling Bancorp
400 Rella Boulevard
Montebello, New York 10901

ASTORIA BANK
401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee of the Astoria Bank 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Astoria Bank 401(k) Plan (the "Plan") as of December 31, 2018 and 2017, the related statements of changes in net assets available for plan benefits for the years ended December 31, 2018 and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2018 and 2017 and the changes in net assets available for plan benefits for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental schedules of assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Astoria Bank 401(k) Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan's auditor since 2018.

/s/ Buchbinder Tunick & Company LLP

Little Falls, New Jersey
June 27, 2019

ASTORIA BANK
401(k) PLAN

Statements of Net Assets Available for Plan Benefits

	At December 31,
	2018	2017
Assets:
Investments at fair value:
PRIAC pooled separate accounts	$84,087,711	$103,064,355
Sterling Bancorp common stock (1)	50,277,769	99,639,946
Total investments at fair value	134,365,480	202,704,301
Fully benefit responsive investment contracts at contract value:
PRIAC guaranteed accounts	41,709,308	53,567,359
Total investments	176,074,788	256,271,660
Notes receivable from participants	3,464,533	4,214,320
Employer contributions receivable	20,995	121,410

Net assets available for plan benefits	$179,560,316	$260,607,390

(1) Prior to October 2, 2017, Astoria Financial Corporation common stock.

See accompanying notes to financial statements.

ASTORIA BANK
401(k) PLAN

Statements of Changes in Assets Available for Plan Benefits

	For the Year Ended December 31,
	2018	2017
(Reductions) additions to assets attributable to:
Investment income:
Interest	$970,011	$969,818
Dividends	1,007,811	929,479
Net (depreciation) appreciation in fair value of investments	(33,389,952)	31,459,796
Total investment (loss) income	(31,412,130)	33,359,093

Interest on notes receivable from participants	138,123	147,886
Participants’ contributions	5,076,849	7,459,008
Employer contributions	2,689,235	3,667,810
Total (reductions) additions	(23,507,923)	44,633,797

Deductions from assets attributed to:
Benefits paid to participants	57,257,789	35,760,424
Administrative expenses	281,362	233,708
Total deductions	57,539,151	35,994,132

Net (decrease) increase in net assets	(81,047,074)	8,639,665

Net assets available for plan benefits:
Beginning of year	260,607,390	251,967,725
End of year	$179,560,316	$260,607,390

See accompanying notes to financial statements.

ASTORIA BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(1)	Merger with Sterling Bancorp

On October 2, 2017 Astoria Financial Corporation merged with and into Sterling Bancorp (“Sterling”). In connection with the Merger, Astoria Bank (“Astoria”) merged with and into Sterling National Bank (“SNB”) (the “Plan Sponsor”). The administration of the Astoria Bank 401(k) Plan was assumed by senior management of SNB.

(2)	Description of the Plan

The following brief description of the Astoria Bank 401(k) Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan covering all of the former eligible employees of Astoria and administered by a committee (“the Plan Administrator”) comprised of members of SNB’s senior management. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan’s custodian and record keeper is Prudential Retirement Insurance and Annuity Company (“PRIAC”) and the Plan’s trustee is Prudential Bank & Trust Company (“FSB”), both of which are subsidiaries of Prudential Retirement, Inc.

Astoria, Sterling, SNB, Prudential Retirement, Inc., Prudential Bank & Trust Company, FSB, and PRIAC are parties-in-interest, as defined by ERISA, and any transactions therewith qualify as related party transactions.

On January 7, 2019 the Plan was merged into the Sterling National Bank 401(k) and Profit Sharing Plan and assets of $179,557,929 were transferred to that plan.

(b)	Eligibility and Participation
Full‑time and part‑time employees are eligible to participate in the Plan immediately upon employment provided they are at least 21 years of age. As of October 2, 2017, the Plan was frozen to new participants. The Plan automatically enrolls all eligible employees who have not properly notified the Plan Administrator of their intent not to participate.

(c)	Contributions
The Plan allows participants to contribute from 1% to 30% of their eligible compensation up to a maximum of $18,500 for the year ended December 31, 2018 and $18,000 for the year ended December 31, 2017. Participants attaining 50 years of age or who are over 50 years of age prior to the end of a calendar year may elect to contribute an additional amount of up to $6,000 for each of the years ended December 31, 2018 and 2017, in tax deferred savings, known as “catch-up contributions,” for such years. A default contribution rate of 3% of eligible compensation is set for automatically enrolled participants. The default contribution rate for each participant is automatically increased by 1% annually, on each participant’s automatic increase date, until the participant’s contribution rate equals or exceeds 6% of eligible compensation.

For the plan year ended December 31, 2018, the Plan Sponsor made matching contributions equal to 50% of participants’ contributions up to 4% of participants’ eligible compensation for a maximum match of 2% and a profit sharing contribution equal to 2.5% of eligible compensation for all eligible employees regardless of whether they are contributing to the Plan. For the plan year ended December 31, 2017, the Plan Sponsor made matching contributions equal to 100% of participants’ contributions up to 3% of participants’ eligible compensation plus 50% of participants’ contributions over 3% but not in excess of 6% of participants’ eligible compensation for a maximum matching contribution of 4.5% of the participants’ eligible compensation.

ASTORIA BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(d)	Participant Accounts
Each participant’s account is credited with the participant’s contribution, allocation of the Plan Sponsor’s contribution and plan earnings. Each participant elects, in increments of 1%, the manner in which their contributions are invested by making investment directions. If no such direction is made by the participant, the Plan Administrator will invest the participant’s account in a qualified default investment alternative until the participant does make such a direction with respect to their account. Allocations are based on participant contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting and Forfeitures
Participants have a fully vested interest in their contributions and earnings thereon. Participants become 100% vested in the Plan Sponsor’s matching contributions after one year of service. Regardless of the participant’s years of vesting service, their account will become 100% vested if they should die or attain age 65 while working for the Plan Sponsor.

Any Plan Sponsor matching contributions forfeited by reason of failure to vest may be used by the Plan to pay its expenses or make matching contributions. For the year ended December 31, 2018 and 2017, $11,283 and $8,359 of forfeitures were used to pay expenses of the Plan. As of December 31, 2018, there was $27,316 of forfeitures available to pay future expenses of the Plan.

(f)	Plan Benefits and Distributions
Upon a participant’s termination from the Plan due to retirement, disability or death, the participant or designated beneficiary will receive the value of the vested account balance in a single lump sum payment.

Upon a participant’s termination from the Plan for reasons other than retirement, disability or death, benefits will be distributed in one lump sum or in two or more partial payments. Participants with balances of less than $5,000 (exclusive of any rollover balance credited to the account) are paid in a single lump sum payment and may elect to have this distribution paid directly to an Eligible Retirement Plan specified by the participant in a direct rollover. If the participant fails to make a timely election and has a balance of $1,000 or more, the Plan Administrator will pay the distribution in a direct rollover to an Individual Retirement Account designated by the Plan Administrator. Participants with balances of less than $1,000 that fail to make a timely election will be paid directly in a single lump sum payment.

During employment, participants may make withdrawals of their contributions in the event of a “hardship withdrawal” or attainment of age 59½. A participant’s right to make deferrals to the Plan is suspended for six months after the receipt of a hardship withdrawal.

(g)	Notes Receivable from Participants
A participant may request up to two loans from the Plan for up to one‑half of the adjusted value of the participant’s vested interest in the Plan. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loans must be repaid within 5 years, except for loans made for the purchase of the participant’s primary residence, which must be repaid within 15 years. Interest received on an outstanding participant loan is transferred into the participant’s account based on their elected percentage allocation of the available investments. Principal and interest is paid ratably through bi-weekly payroll deductions. The interest rate is determined at the time of the loan at a rate equal to prime. Outstanding loans to participants were at interest rates between 3.25% to 6.00% at both December 31, 2018 and 2017, with terms ranging from one to fifteen years.

ASTORIA BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(3)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Plan’s significant accounting policies are as follows:

(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities at the dates of the financial statements. These estimates and assumptions are based on the Plan Administrator’s best estimate and judgment. The Plan Administrator evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including consideration of the current economic environment. The Plan Administrator adjusts such estimates when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results may differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition
The Plan’s investments in PRIAC pooled separate accounts consist of equity securities and bonds held in pooled separate accounts. These investments are carried by the Plan at fair value, which is based on the value of the underlying securities included in the pooled separate accounts.

The Plan’s investment in Sterling Bancorp, formally Astoria Financial Corporation, common stock is carried at fair value, which is the closing market price obtained from the New York Stock Exchange.

The Plan’s investments in PRIAC guaranteed accounts represent investments in two accounts managed by PRIAC, the Guaranteed Income Fund and the Guaranteed Short-Term Account, with guarantees against loss of principal and as to future return.

The Plan’s investments in the PRIAC guaranteed accounts are fully benefit-responsive and are reported at contract value on the Statements of Net Assets Available for Plan Benefits. The concept of value other than contract value does not apply to the PRIAC guaranteed accounts even upon discontinuance of the contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. There are no specific securities in the guaranteed accounts that back the liabilities of the annuity contracts, therefore the guaranteed accounts are not traditional guaranteed investment contracts.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Generally, there are no events that could limit the ability of the Plan to transact at contract value with the issuer. There are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value.

See Note 5, “Fair Value Measurements,” for further detail on investment valuations.

Purchases and sales of investments are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

ASTORIA BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Investment income includes current earnings from investments and net changes in the fair value of investments, consisting of the net unrealized appreciation or depreciation in assets and any realized gains and losses on investments sold during the period. For PRIAC pooled separate accounts, investment advisors are reimbursed for costs incurred and receive a management fee for providing advisory services. These reimbursed costs and management fees are reflected in net appreciation (depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Plan Benefits.

(d)	Notes Receivable from Participants
Notes receivable from participants are reported separately from Plan investments and carried at their unpaid principal balance plus any accrued but uncollected interest.

(e)	Payment of Benefits
Benefits to participants or their beneficiaries are recorded when paid.

(4)	Risks and Uncertainties

The Plan offers a number of investment options including Sterling Bancorp, formally Astoria Financial Corporation, common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant‑directed fund elections. Additionally, the investments within each participant‑directed fund election are further diversified into varied financial instruments, with the exception of the investments in Sterling Bancorp, formally Astoria Financial Corporation, common stock.

The Plan invests indirectly in securities with contractual cash flows, such as mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

At December 31, 2018 and 2017, approximately 28% and 38% of the Plan’s net assets were invested in the common stock of Sterling Bancorp. The underlying value of the common stock is entirely dependent upon the performance of Sterling Bancorp, formally Astoria Financial Corporation and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the common stock in the near term could materially affect participants account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

(5)	Fair Value Measurements

The Plan uses fair value measurements to record fair value adjustments to Plan assets and to determine fair value disclosures. The Plan groups its assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based on quoted prices for identical instruments traded in active markets.

ASTORIA BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Level 2 - Valuation is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. Such unobservable assumptions reflect estimates of assumptions market participants would use in pricing the instrument. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the instrument.

Fair values are based on the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, with additional considerations when the volume and level of activity for an asset or liability have significantly decreased and on identifying circumstances that indicate a transaction is not orderly. U.S. GAAP requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following is a description of valuation methodologies used for assets measured at fair value on a recurring basis.

PRIAC pooled separate accounts

The fair value of the Plan’s investment in PRIAC pooled separate accounts is based on the fair value of the underlying securities included in the pooled accounts, which consist of equity securities and bonds. The Plan’s investment in these accounts is represented by units and a per unit value. The unit values are calculated by PRIAC and fair value is reported at unit value which is priced daily. For the underlying equity securities, PRIAC obtains closing market prices for those securities traded on a national exchange. For bonds, PRIAC obtains prices from a third party pricing service using inputs such as benchmark yields, reported trades, broker/dealer quotes and issuer spreads. Prices are reviewed by PRIAC and are challenged if PRIAC believes the price is not reflective of fair value. There are no restrictions as to the redemption of these pooled separate accounts nor does the Plan have any contractual obligations to further invest in any of the individual pooled separate accounts. These investments are classified as Level 1.

Sterling Bancorp common stock

The fair value of the Plan’s investment in Sterling Bancorp, formally Astoria Financial Corporation, common stock is obtained from a quoted market price in an active market and, as such, is classified as Level 1.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There are no changes in methodologies used at December 31, 2018 and 2017 and there were no transfers between levels for the year ended December 31, 2018.

ASTORIA BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

The following tables set forth the carrying values of the Plan’s assets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at the dates indicated.

	Fair Value at December 31, 2018
	Level 1	Level 2	Level 3	Total
PRIAC pooled separate accounts	$84,087,711	$—	$—	$84,087,711
Sterling Bancorp common stock	50,277,769	—	—	50,277,769
Total	$134,365,480	$—	$—	$134,365,480

	Fair Value at December 31, 2017
	Level 1	Level 2	Level 3	Total
PRIAC pooled separate accounts	$103,064,355	$—	$—	$103,064,355
Sterling Bancorp common stock (1)	99,639,946	—	—	99,639,946
Total	$202,704,301	$—	$—	$202,704,301

(1) Prior to October 2, 2017, Astoria Financial Corporation common stock.

(6)	Administrative Expenses

The Plan Sponsor pays investment and administrative expenses charged to the Plan by PRIAC, except to the extent the Plan Sponsor elects to pay such expenses from the Plan’s assets. For the plan years ended December 31, 2018 and 2017, $281,362 and $233,708, respectively, of expenses were paid from the Plan’s assets. Administrative expenses of the Plan paid directly by the Plan Sponsor were $71,088 and $0 for the years ended December 31, 2018 and 2017. PRIAC is a party‑in‑interest of the Plan and thus the payment of administrative expenses to PRIAC represents related party transactions.

(7)	Plan Termination

The Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. On January 7, 2019, the Plan was merged into the Sterling National Bank 401(k) and Profit Sharing Plan and assets of $179,557,929 were transferred to that plan. All participants in the Plan became participants in that plan.

(8)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated October 25, 2017 stating the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

ASTORIA BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(9)	Subsequent Events

The Plan evaluated events subsequent to December 31, 2018 and through June 27, 2019, the date on which the financial statements were issued, and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements, except for the transfer of Plan assets discussed above in Note 2(a) “Description of Pan - General”.

ASTORIA BANK
401(k) PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Plan Sponsor:    Sterling National Bank, formally Astoria Financial Corporation
Employer Identification Number:    13-1726107
Plan Number:    003

	(b)	(c)	(d)	(e)
(a)	Identity or issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

		Pooled Separate Accounts:
*	PRIAC	Dryden S&P 500 Index Account (35,298 units)	$5,041,145	$6,779,509
*	PRIAC	Janus Balanced Strategy (55,220 units)	3,701,047	4,683,551
*	PRIAC	Large Cap Value/LSV Asset Management (400,510 units)	11,520,372	15,507,214
*	PRIAC	Large Cap Growth/JP Morgan (361,031 units)	8,807,556	11,536,990
*	PRIAC	Small Cap Value/Silvercrest Asset Management (3,746 units)	99,399	165,050
*	PRIAC	Small Cap Growth/Times Square Fund (132,627 units)	6,943,133	9,949,799
*	PRIAC	Small Cap Value/The Boston Co. Asset Management (273,077 units)	4,136,925	4,858,866
*	PRIAC	Core Bond/PGIM Fund (463,791 units)	10,337,958	11,334,748
*	PRIAC	Mid Cap Growth/Artisan Partners (82,898 units)	2,084,444	2,907,198
*	PRIAC	Mid Cap Value/Wellington Management (61,906 units)	2,156,523	2,667,063
*	PRIAC	OFI Institutional Global Strategy (18,323 units)	2,029,286	2,697,663
*	PRIAC	International Blend/AQR Capital Fund (628,108 units)	11,477,252	11,000,060
*	Sterling Bancorp	Sterling Bancorp common stock (3,045,292 shares)	20,564,136	50,277,769
			88,899,176	134,365,480
		Fully benefit responsive investment contracts at contract value:
*	PRIAC	Guaranteed Income Fund (745,914 units)	39,916,857	39,916,857
*	PRIAC	Guaranteed Short-Term Account (24,180 units)	1,684,871	1,792,451
			41,601,728	41,709,308

		410 Notes receivable from 260 participants (interest rates: 3.25% - 6.00%; terms: 1-15 years)		3,464,533

		Total Investments and Notes Receivable from Participants (Held at End of Year)	$130,500,904	$179,539,321

*	Indicates a party-in-interest to the Plan

See accompanying independent auditors’ report.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTORIA BANK 401(k) PLAN

Date: June 27, 2019	By:	/s/ Luis Massiani
	Name:	Luis Massiani
	Title:	Senior Executive Vice President and Chief Financial Officer